SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ECOLAB INC.

(Name of Subject Company (Issuer))

Ecolab Inc.

(Name of Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

278865100

(CUSIP Number of Class of Securities)

Michael C. McCormick

Executive Vice President, General Counsel and Secretary

1 Ecolab Place

St. Paul, Minnesota 55102

(800) 232-6522

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Charles W. Mulaney, Jr.	Michael J. Aiello
Richard C. Witzel, Jr.	Sachin Kohli
Skadden, Arps, Slate, Meagher & Flom LLP	Weil, Gotshal & Manges LLP
155 North Wacker Drive	767 5th Avenue
Chicago, Illinois 60606	New York, New York 10153
Telephone: (312) 407-0700	Telephone: (212) 310-8000
Facsimile: (312) 407-0411	Facsimile: (212) 310-8007

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,352,454,999.78(1)	$175,548.66(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices (as reported on the New York Stock Exchange on April 29, 2020) of shares of common stock, par value $0.01 per share, of Apergy Corporation (“Apergy”) into which shares of common stock, par value $0.01 per share, of ChampionX Holding Inc. being offered in exchange for shares of common stock, par value $1.00 per share, of Ecolab Inc., will be converted, and paid in connection with Apergy’s Registration Statement on Form S-4, which was initially filed on February 12, 2020 (Registration No. 333-236379) (the “Apergy Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the Apergy Form S-4, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $435,381.23	Filing Party: Apergy Corporation

Form or Registration No.: Form S-4 (Registration No. 333-236379)	Date Filed: February 12, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Ecolab Inc. (“Ecolab”). This Schedule TO relates to the offer by Ecolab to exchange all shares of common stock, par value $0.01 per share (“ChampionX common stock”), of ChampionX Holding Inc. (“ChampionX”) for shares of common stock, par value $1.00 per share (“Ecolab common stock”), of Ecolab that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Immediately following the consummation of the Exchange Offer, Athena Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Apergy (“Merger Sub”), will be merged with and into ChampionX, whereby the separate corporate existence of Merger Sub will cease and ChampionX will continue as the surviving corporation and a wholly owned subsidiary of Apergy (the “Merger”). In the Merger, each outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive shares of common stock, par value $0.01 per share, of Apergy (“Apergy common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated May 1, 2020 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, ChampionX has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-236380) (as amended, the “Registration Statement”) to register the shares of ChampionX common stock offered in exchange for shares of Ecolab common stock tendered in the Exchange Offer and to be distributed in any clean-up spin-off to the extent that the Exchange Offer is not fully subscribed. Apergy has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-236379) to register the shares of Apergy common stock into which shares of ChampionX common stock will be converted in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Exchange and Transmittal Information Booklet and the Notice of Guaranteed Delivery for Ecolab common stock, copies of which are attached hereto as Exhibits (a)(i), (a)(ii), (a)(iii) and (a)(vi), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1. Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers about This Exchange Offer and The Transactions” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Ecolab Inc. The principal executive offices of Ecolab are located at 1 Ecolab Place, Saint Paul, MN 55102. Its telephone number at such office is (800) 232-6522. The information set forth in the section of the Prospectus entitled “Information about Ecolab” is incorporated herein by reference.

(b) Securities. Shares of Ecolab common stock, $1.00 par value, are the subject securities in the Exchange Offer. As of April 24, 2020, 289,226,708 shares of Ecolab common stock were outstanding. The information set forth in the sections of the Prospectus entitled “Comparison of the Rights of Stockholders Before and After the Transactions—Authorized Capital Stock” and “Exchange Offer—Terms of This Exchange Offer” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled “Historical and Pro Forma Per Share Information, Market Price and Dividend Information—Certain Market Price and Dividend Information” is incorporated herein by reference.

The following table describes the per share range of high and low sales prices, as reported by the New York Stock Exchange, for shares of Ecolab common stock for the quarterly periods indicated.

	Market Price for Ecolab common stock
	High	Low
2018
First Quarter	$140.50	$125.74
Second Quarter	$150.46	$132.79
Third Quarter	$159.92	$138.65
Fourth Quarter	$162.91	$135.77
2019
First Quarter	$182.19	$141.30
Second Quarter	$200.93	$177.17
Third Quarter	$209.87	$191.56
Fourth Quarter	$199.43	$181.43
2020
First Quarter	$211.24	$124.60
Second Quarter (through April 29, 2020)	$199.95	$145.31

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The name of the filing person is Ecolab Inc. The principal executive offices of Ecolab are located at 1 Ecolab Place, Saint Paul, MN 55102. Its telephone number at such office is (800) 232-6522. Ecolab is both the filing person and the subject company.

The address of each of the following directors and executive officers is c/o Ecolab Inc., 1 Ecolab Place, Saint Paul, MN 55102, and each such person’s telephone number is (800) 232-6522: Shari L. Ballard (Director), Douglas M. Baker, Jr. (Director, Chairman of the Board and Chief Executive Officer), Barbara J. Beck (Director), Leslie S. Biller (Director), Jeffrey M. Ettinger (Director), Arthur J. Higgins (Director), Michael Larson (Director), David W. MacLennan (Director), Tracy B. McKibben (Director), Lionel L. Nowell, III (Director), Victoria J. Reich (Director), Suzanne M. Vautrinot (Director), John J. Zillmer (Director), Christophe Beck (President and Chief Operating Officer), Larry L. Berger (Executive Vice President and Chief Technical Officer), Darrell R. Brown (Executive Vice President and President – Global Industrial), Deric D. Bryant (Executive Vice President and President – Upstream Energy), Angela M. Busch (Executive Vice President – Corporate & Business Development), Machiel Duijser (Executive Vice President and Chief Supply Chain Officer), Jérôme Charton (Executive Vice President and President – Global Regions), Roberto Inchaustegui (Executive Vice President – Growth Initiatives), Scott D. Kirkland (Senior Vice President and Corporate Controller), Laurie M. Marsh (Executive Vice President – Human Resources), Michael C. McCormick (Executive Vice President, General Counsel and Secretary), Timothy P. Mulhere (Executive Vice President and President – Global Institutional & Specialty Services), Daniel J. Schmechel (Chief Financial Officer), Elizabeth A. Simermeyer (Executive Vice President and President – Global Healthcare and Life Sciences), and Jill S. Wyant (Executive Vice President, Innovation and Transformation).

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions,” “Summary,” “Exchange Offer,” “The Transactions,” “The Transaction Agreements,” “Additional Agreements Related to the Separation, the Distribution and the Merger,” “Comparison of the Rights of Stockholders Before and After the Transactions” and “U.S. Federal Income Tax Consequences of the Distribution and the Merger” and the cover page of the Prospectus is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of Ecolab common stock who validly tender and do not validly withdraw their shares of Ecolab common stock in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Ecolab who is a holder of shares of Ecolab common stock may participate in the Exchange Offer on the same terms and conditions as all other holders of shares of Ecolab common stock.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections entitled “Related Party Transactions,” “Security Ownership—Certain Beneficial Owners,” “Security Ownership—Executive Officers and Directors,” “Director Compensation for 2019,” “Summary Compensation Table for 2019,” “Grants of Plan-Based Awards for 2019,” “Outstanding Equity Awards at Fiscal Year-End for 2019,” Option Exercises and Stock Vested for 2019,” “Pension Benefits for 2019,” Non-Qualified Differed Compensation for 2019” and “Potential Payments Upon Termination or Change in Control” in Ecolab’s Definitive Proxy Statement filed with the SEC on March 20, 2020 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “Summary,” “The Transactions—Background of the Transactions,” “The Transactions—Apergy’s Reasons for the Transactions” and “The Transactions—Ecolab’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. Shares of Ecolab common stock acquired in the Exchange Offer will be held as treasury stock. The information set forth in the section of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions—Questions and Answers about this Exchange Offer—What will Ecolab do with the shares of Ecolab common stock that are tendered, and what is the impact of this Exchange Offer on Ecolab’s share count?” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions,” “Summary,” “Exchange Offer,” “The Transactions,” “The Transaction Agreements,” “Additional Agreements Related to the Separation, the Distribution and the Merger,” Comparison of the Rights of Stockholders Before and After the Transactions” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “Summary,” “Exchange Offer,” “The Transactions” and “The Transaction Agreements” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus entitled “Summary,” “Exchange Offer,” “The Transactions” and “The Transaction Agreements” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of Ecolab” is incorporated herein by reference.

(b) Securities Transactions. Based on the information available to Ecolab as of April 30, 2020, other than with respect to Ecolab’s employee benefit plans, the following table sets forth the transactions in Ecolab common stock by directors and executive officers of Ecolab in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Michael C. McCormick	March 3, 2020	Disposed of 131 shares of common stock	—	Bona fide gift
Douglas M. Baker, Jr.	March 4, 2020	Disposed of 19,576 shares of common stock	—	Bona fide gift
Douglas M. Baker, Jr.	March 4, 2020	Disposed of 10,000 shares of common stock (1)	$200.91	Market sale
Leslie S. Biller	March 5, 2020	Acquired 4,500 shares of common stock	$47.475	Exercise of stock option
Leslie S. Biller	March 5, 2020	Disposed of 1,067 shares of common stock	$200.145	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Leslie S. Biller	March 5, 2020	Acquired 4,200 shares of common stock	$51.735	Exercise of stock option
Leslie S. Biller	March 5, 2020	Disposed of 1,085 shares of common stock	$200.145	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Leslie S. Biller	March 5, 2020	Acquired 3,800 shares of common stock	$63.995	Exercise of stock option
Leslie S. Biller	March 5, 2020	Disposed of 1,215 shares of common stock	$200.145	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Shari L. Ballard	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under Ecolab Non-Employee Director Stock Option and Deferred Compensation Plan (the “2001 Plan”)
Shari L. Ballard	March 31, 2020	Acquired 205.65 stock units	$158.037	Deferral of cash portion of quarterly installment of retainer and additional fees to deferred stock unit account under the 2001 Plan
Shari L. Ballard	March 31, 2020	Acquired 2.45 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Barbara Beck	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
Barbara Beck	March 31, 2020	Acquired 213.56 stock units	$158.037	Deferral of cash portion of quarterly installment of retainer and additional fees to deferred stock unit account under the 2001 Plan
Barbara Beck	March 31, 2020	Acquired 62.29 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Leslie S. Biller	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
Leslie S. Biller	March 31, 2020	Acquired 93.14 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Jeffrey M. Ettinger	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
Jeffrey M. Ettinger	March 31, 2020	Acquired 15.07 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Arthur J. Higgins	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
Arthur J. Higgins	March 31, 2020	Acquired 189.83 stock units	$158.037	Deferral of cash portion of quarterly installment of retainer and additional fees to deferred stock unit account under the 2001 Plan

Arthur J. Higgins	March 31, 2020	Acquired 46.17 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Michael Larson	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
Michael Larson	March 31, 2020	Acquired 15.01 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
David W. MacLennan	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
David W. MacLennan	March 31, 2020	Acquired 7.38 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Tracy B. McKibben	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
Tracy B. McKibben	March 31, 2020	Acquired 9.13 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Lionel L. Nowell, III	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
Lionel L. Nowell, III	March 31, 2020	Acquired 205.65 stock units	$158.037	Deferral of cash portion of quarterly installment of retainer and additional fees to deferred stock unit account under the 2001 Plan
Lionel L. Nowell, III	March 31, 2020	Acquired 2.45 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Victoria Reich	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
Victoria Reich	March 31, 2020	Acquired 46.51 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Suzanne M. Vautrinot	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
Suzanne M. Vautrinot	March 31, 2020	Acquired 10.93 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

John J. Zillmer	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan
John J. Zillmer	March 31, 2020	Acquired 27.79 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan
Daniel J. Schmechel	April 28, 2020	Acquired 22,800 shares of common stock	$71.54	Exercise of stock option
Daniel J. Schmechel	April 28, 2020	Disposed of 14,871 shares of common stock	$198.305	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Daniel J. Schmechel	April 28, 2020	Acquired 27,980 shares of common stock	$103.265	Exercise of stock option
Daniel J. Schmechel	April 28, 2020	Disposed of 20,684 shares of common stock	$198.305	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Roberto Inchaustegui	April 30, 2020	Disposed of 2,405 shares of common stock	$193.112	Market sale
Darrell Brown	April 30, 2020	Acquired 5,889 shares of common stock	$117.73	Exercise of stock option
Darrell Brown	April 30, 2020	Acquired 17,762 shares of common stock	$119.12	Exercise of stock option
Darrell Brown	April 30, 2020	Disposed of 23,651 shares of common stock	$193.70	Market sale
Timothy P. Mulhere	April 30, 2020	Acquired 5,112 shares of common stock	$55.595	Exercise of stock option
Timothy P. Mulhere	April 30, 2020	Disposed of 5,112 shares of common stock	$195.036	Market sale

(1)	Disposition made by the Julie and Doug Baker Jr. Foundation, a 501(c)(3) organization in which Mr. Baker has no economic interest but has voting authority and/or power of disposition.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

Item 10. Financial Statements.

(a) Financial Information. The audited financial statements of Ecolab at December 31, 2019 and 2018 and for the three years ended December 31, 2019 are incorporated herein by reference to Ecolab’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. The information relating to Ecolab set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Data,” “Historical and Pro Forma Per Share Information, Market Price and Dividend Information—Historical and Pro Forma Per Share Information,” “Selected Historical Consolidated Financial Information of Ecolab” and “Unaudited Pro Forma Condensed Consolidated Financial Statements of Ecolab” is incorporated herein by reference. This document incorporates by reference important business and financial information about Ecolab from documents filed with the SEC that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find Additional Information; Incorporation by Reference”). You also may ask any questions about this Exchange Offer or request copies of the Exchange Offer documents from Ecolab, without charge, upon written or oral request to Ecolab’s information agent, Georgeson, located at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or at the telephone number 866-857-2624. In order to receive timely delivery of the documents, you must make your requests no later than May 26, 2020.

(b) Pro Forma Information. The information relating to Ecolab and ChampionX set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Data,” “Historical and Pro Forma Per Share Information, Market Price and Dividend Information—Historical and Pro Forma Per Share Information,” “Selected Historical Combined Financial Information of ChampionX,” “Selected Historical Consolidated Financial Information of Ecolab” and “Unaudited Pro Forma Condensed Consolidated Financial Statements of Ecolab” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(c) Other Material Information. The information set forth in the Prospectus, the Letter of Transmittal and the Exchange and Transmittal Information Booklet is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated May 1, 2020 (incorporated by reference to the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet

(a)(1)(iv)	Form of Letter to Clients for use by Banks, Brokers and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(v)	Form of Letter to Banks, Brokers and Other Nominees (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for shares of Ecolab common stock (incorporated by reference to Exhibit 99.7 to the Registration Statement)

(a)(1)(vii)	Form of Notice of Withdrawal of Ecolab common stock (incorporated by reference to Exhibit 99.8 to the Registration Statement)

(a)(1)(viii)	Form of Notice to Participants in the Ecolab Savings Plan and ESOP for Traditional Benefit Employees and the Ecolab Savings Plan and ESOP

(a)(1)(ix)	Form of Notice to Participants in the Ecolab Puerto Rico Savings Plan

(a)(1)(x)	Form of Notice to Participants in the Ecolab Stock Purchase Plan (incorporated by reference to Exhibit 99.12 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus, dated May 1, 2020 (incorporated by reference to the Registration Statement)

(a)(5)	Press Release by Ecolab Inc., dated May 1, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 1, 2020)

(b)	None

(d)(i)	Agreement and Plan of Merger and Reorganization, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc., Apergy Corporation and Athena Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ecolab on December 23, 2019)

(d)(ii)	Separation and Distribution Agreement, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc. and Apergy Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Ecolab on December 23, 2019)

(d)(iii)	Employee Matters Agreement, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc. and Apergy Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ecolab on December 23, 2019)

(d)(iv)	Form of Tax Matters Agreement, to be entered into by and among Ecolab, ChampionX and Apergy (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(v)	Form of Transition Services Agreement, to be entered into by and between Ecolab and ChampionX (incorporated by reference to Exhibit 10.3 to the Registration Statement)

(d)(vi)	Form of Intellectual Property Matters Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement)

(d)(vii)	Form of Cross-Supply Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement)

(g)	None

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement)

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECOLAB INC.

By:	/s/Michael C. McCormick
Name: Michael C. McCormick
Title: Executive Vice President, General Counsel and Secretary

Dated: May 1, 2020